UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

GBS ENTERPRISES INCORPORATED

(Name of Issuer)

Common Stock, $0.001 per share

(Title of Class of Securities)

36150G 10 6

(CUSIP Number)

Joerg Ott

585 Molly Lane

Woodstock, GA 30189

(404) 474-7256

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36150G 10 6

1.	Names of Reporting Persons.
	I.R.S. Identification Nos. of above persons (entities only).

	Joerg Ott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)

	(b)

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3)		PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization		Germany

Number of	7.	Sole Voting Power	2,090,000
Shares
Beneficially	8.	Shared Voting Power	0
Owned by Each
Reporting	9.	Sole Dispositive Power	2,090,000
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	2,090,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)		6.83%

14.	Type of Reporting Person (See Instructions)

	IN

Explanatory Note

This Amendment No. 2 amends certain information contained in the Schedule 13D/A (Amendment No. 1) filed by Joerg Ott (“Ott” or the “Reporting Person”) with the U.S. Securities and Exchange Commission on February 27, 2012 (the “First Amendment”) with respect to shares of common stock, par value $0.001 per share (the “Common Stock”), of GBS Enterprises Incorporated, a Nevada corporation (the “Issuer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the First Amendment. Unless specifically amended hereby, the disclosure set forth in First Amendment shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

On April 16, 2012, Ott purchased 120,000 Units from the Issuer at a purchase price of $1.50 per Unit, for a total purchase price of $180,000. Each Unit consists of one share of Common Stock of the Issuer and one warrant (the “Warrant”) to purchase one share of Common Stock of the Issuer from the date of issuance until the third anniversary date of the date of issuance for $1.50 per share. The Reporting Person used his personal funds to purchase the Units.

Item 5.	Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

The Reporting Person is deemed to beneficially own an aggregate of 2,090,000 shares of Common Stock of the Issuer, consisting of (i) 420,000 shares of Common Stock held directly by the Reporting Person; (ii) 1,550,000 shares held indirectly by the Reporting Person through vbv Vitamin-B Venture GmbH, an entity of which the Reporting Person is the Managing Member; and (iii) 120,000 shares of Common Stock issuable upon the exercise of the Warrants underlying the Units. The Reporting Person’s share ownership represents approximately 6.83% of the issued and outstanding shares of Common Stock of the Issuer, based on 29,411,664 shares of Common Stock of the Issuer issued and outstanding on April 16, 2012. Pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, any securities not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within sixty days shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class owned by such person but shall not be deemed to be outstanding for the purpose of computing the percentage of the class by any other person.

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Sole Power to Vote or to Direct the Vote:	2,090,000

Shared Power to or to Direct the Vote:	0

Sole Power to Dispose or to Direct the Disposition of:	2,090,000

Shared Power to Dispose or to Direct the Disposition of:	0

(c)	Transactions in the securities effected during the past sixty days: See Item 3.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:
N/A

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description
4.1(1)	Warrant, dated April 16, 2012
10.1(1)	Securities Purchase Agreement, dated April 16, 2012, between GBS Enterprises Incorporated and Joerg Ott
(1)	Filed as an Exhibit to the Issuer’s Current Report on Form 8-K filed with the Commission on April 16, 2012 and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2012	By:	/s/ Joerg Ott
Joerg Ott